October 18, 2007

Kathleen Danilchick
Senior Vice President and Chief Financial Officer
National Tax Credit Partners L.P.
55 Beattie Place, PO Box 1089
Greenville, South Carolina 29602

      Re: **National Tax Credit Partners L.P.**
                Form 10-K for Fiscal Year Ended
                December 31, 2006
                Filed April 16, 2007
                Form 10-Q for Quarterly Period Ended
                June 30, 2007
                Filed August 14, 2007
                File No. 000-18541

Dear Ms. Danilchick:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                          Kevin Woody
                          Accounting Branch Chief